Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Presentation of Financial and Other Information

As used in this Form 6-K, references to the “Company”, “we”, “us” and “our” are to Cheer Holding, Inc. and, except as the context otherwise requires, its consolidated subsidiaries and variable interest entities.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on December 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim condensed consolidated financial statements, including the notes thereto, for the six months ended June 30, 2026 and 2025 are included in Exhibit 99.1 to this Form 6-K. The interim condensed consolidated financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent registered public accounting firm.

Overview

We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Major production from us includes short videos, online variety show, online drama, living stream and CHEERS series. We are fast becoming one of the leading contents driven e-commerce platforms in China. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

Operating activities

In February 2024, we launched the Year of the Dragon Edition of CHEERS Telepathy. This major upgrade included substantial advancements in model architecture, computing power, and content creation capabilities, including painting, text-to-image, image-to-image, commercial scenarios, dialogue, and long-form text generation.

In June 2024, we released CHEERS Telepathy 2.0. This version featured more advanced and complicated algorithms and models, more powerful application capacity, and more comprehensive AI interaction functionalities to improve user experience, as well as a richer, more diverse and authentic generation effect.

In December 2024, we released CHEERS Telepathy 2.5. This upgrade provided further technical and application advancements, integrating innovative AI tools for content creators.

 In January 2025, we discontinued our CheerReal platform and ceased all related operations. No revenue was generated from CheerReal during the year ended December 31, 2025.

In October 2025, we released CHEERS Telepathy 3.0. This version features the AI Portrait Studio, which introduces advance portrait-creation technology, powered by our new, self-developed Polaris Intelligent Cloud 3.0 model. This release further solidifies CHEERS Telepathy’s position as a comprehensive, end-to-end AI application tool for integrated marketing of creative content, unlocking unprecedented possibilities for artistic expression and digital production. In addition, we have opened the AI Portrait API to brands, photographers, and other developers, to build a collaborative creation environment. CHEERS Telepathy currently supports users in 12 countries and regions.

In April 2026, we released CHEERS Telepathy version 3.1.0, featuring new multimodal AI translation capabilities and a global AI assistant system. The latest update underscores the Company’s commitment to making AI capabilities more accessible while enhancing collaborative creative workflows, further strengthening CHEERS Telepathy’s position in the AI agent space.

In July 2026, we officially unveiled Klon AI, our proprietary platform dedicated to AI-driven portraiture and digital identity. Following a highly successful closed beta across North America, Latin America, Japan, South Korea, and Southeast Asia, Klon AI has established itself as a standout consumer-grade application that seamlessly integrates advanced visual generation with comprehensive personal identity management.

Financing and investing activities

On October 2, 2025, the Company closed on a best efforts public offering for the sale of 253,731 units, each consisting of one Class A ordinary share of the Company, par value $0.05 per share, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”) for gross proceeds of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. As of June 30, 2026, the Company has issued 1,533,487 Class A Ordinary Shares in the offering.

On November 6, 2025, the Company closed on a registered direct offering for the sale of 3,750,000 Class A Ordinary Shares, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share for gross proceeds of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by us, including the pre-paid exercise price of the pre-funded warrants offered. As of June 30, 2026, the Company has issued 2,900,000 Class A Ordinary Shares in the offering.

Share Consolidation and Share Increase

On December 22, 2025, the Company effected a share consolidation at a ratio of one-for-fifty (50), whereby every fifty Class A ordinary shares with a par value of US$0.001 each in the Company’s issued and unissued share capital into one Class A ordinary share with a par value of US$0.05 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each. The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

On April 6, 2026, the Company effected a share consolidation at a ratio of one-for-three (3), whereby every three Class A ordinary shares with a par value of US$0.05 each in the Company’s issued and unissued share capital into one Class A ordinary share with a par value of US$0.15 (the “Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company was reduced and amended from US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each. The Company’s ordinary shares continue to trade on the Nasdaq Capital Market under the symbol “CHR” and began trading on a post-consolidation-adjusted basis on April 7, 2026.

On July 7, 2026, the Company effected an increase to the authorized share capital of the Company from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the “Share Increase”). Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares, and may be redeemed by the Company at par value at the option of the holder.

Key Factors that Affect Operating Results

We believe that our results of operations are significantly affected by the following key factors:

Ability to maintain and grow users and user time spent on the CHEERS App

Our success depends on our ability to maintain and grow users and user time spent on the CHEERS App. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content that provides our users with a superior online entertainment experience. To this end, we must continue to produce new original content and source new talent and producers in a cost-effective manner. Given that we operate in a rapidly evolving industry, we must anticipate user preferences and industry trends and respond to such trends in a timely and effective manner.

Ability to obtain adequate capital to meet our capital needs

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all.

Ability to provide our users with compelling content choices

In addition to our content production for television shows, we have experienced significant user growth for our mobile and on-line video and e-commerce products over the past several years. Our ability to continue to retain users and attract new users will depend in part on our ability to consistently provide our users with compelling content choices, as well as a quality experience for selecting and viewing video content.

Ability to maintain and enhance our brand

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our shoppers for our e-commerce platform and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to become and remain a market leader in China, which may be difficult and expensive to accomplish.

Segment information

We have two operating segments, namely CHEERS App Internet Business and Traditional Media Businesses. Our CHEERS App Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our CHEERS App and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	For the Six Months Ended June 30,
	2026	2025
Net revenues:
Cheers APPs Internet Business	$57,733	$65,497
Traditional Media Business	2,796	5,496
Total consolidated net revenues	60,529	70,993
Operating expenses:
Cheers APPs Internet Business	(47,724)	(54,655)
Traditional Media Business	(2,312)	(4,585)
Total segment operating expenses	(50,036)	(59,240)
Operating income:
Cheers APPs Internet Business	10,009	10,842
Traditional Media Business	484	911
Total segment operating income	10,493	11,753
Unallocated item *	-	(3,429)
Total consolidated operating income	$10,493	$8,324

*	The unallocated item for the six months ended June 30, 2026 and 2025 presents the share-based compensation for employees, which is not allocated to segments.

A. Operating Results

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Six Months Ended June 30,
	2026		2025		Change
	$	%	$	%	$	%
Revenues	60,529	100.00	70,993	100.00	(10,464)	(14.7)
Operating expenses:
Cost of revenues	(14,120)	(23.33)	(20,772)	(29.26)	6,652	(32.0)
Selling and marketing	(31,295)	(51.70)	(35,321)	(49.75)	4,026	(11.4)
General and administrative	(1,407)	(2.32)	(4,243)	(5.98)	2,836	(66.8)
Research and development	(3,214)	(5.31)	(2,333)	(3.29)	(881)	37.8
Total operating expenses	(50,036)	(82.66)	(62,669)	(88.27)	12,633	(20.2)

Income from operations	10,493	17.34	8,324	11.73	2,169	26.1

Other income (expenses):
Interest income (expenses), net	311	0.51	(61)	(0.09)	372	(609.8)
Other income (expenses), net	28	0.05	(511)	(0.72)	539	(105.5)
Total other income (expenses)	339	0.56	(572)	(0.81)	911	(159.3)
Income before income taxes	10,832	17.90	7,752	10.92	3,080	39.7
Income tax (expense) benefit	(2,770)	(4.58)	4	0.01	(2,774)	(69,350.0)
Net income	8,062	13.32	7,756	10.93	306	4.0

Revenues

For the six months ended June 30, 2026 and 2025, we primarily generated revenues from two revenue streams: advertising and CHEERS e-Mall market service. For the six months ended June 30, 2026 and 2025, approximately 100.0% and 99.9% of our revenues derived from advertising services.

Our revenues for the six months ended June 30, 2026 were approximately $60.5 million, representing a decrease of approximately $10.5 million, or 14.7% from approximately $71.0 million for the six months ended June 30, 2025. The decrease in revenues was mainly caused by a decrease of orders from our customers. Our customers adopted cost saving strategies due to downward trend of macroeconomic environment.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues decreased by approximately $6.7 million, or 32.0%, from approximately $20.8 million for the six months ended June 30, 2025 to approximately $14.1 million for the six months ended June 30, 2026. The change in cost of revenues was primarily because (i) the decrease was in line with the decrease in revenues. However, our gross margin increased which was primarily due to higher service fees were incurred to attract increasing orders placed by our advertising customers in the six months ended June 30, 2025. We expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by approximately $4.0 million, from approximately $35.3 million for the six months ended June 30, 2025 to approximately $31.3 million for the six months ended June 30, 2026. The decrease was mainly caused by a decrease of promotion campaigns expenses of because we believe higher promotion campaigns expenses may not achieve expected effects given the customers adopted cost saving strategies.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management, provision of expected credit losses, impairment of intangible assets and professional service fees. Our general and administrative expenses decreased by approximately $2.8 million, to approximately $1.4 million for the six months ended June 30, 2026 from approximately $4.2 million for the six months ended June 30, 2025. The change was primarily caused by recognition of share-based compensation expenses of approximately $3.4 million in the six months ended June 30, 2025, partially offset by an increase in amortization of intangible assets as a result of increase of intangible assets.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the six months ended June 30, 2026 and 2025 were approximately $3.2 million and approximately $2.3 million, respectively. This increase was primarily due to continued investments in AI and IT infrastructure.

Income tax (expense) benefits

Income tax expenses for the six months ended June 30, 2026 were approximately $2.8 million because we utilized net operating losses brought forward and reported taxable income. Income tax benefits for the six months ended June 30, 2025 were approximately $4,000 because we recognized deferred tax benefits arising from allowance for expected credit losses of accounts receivable and allowance for prepayments.

Net Income

As a result of the foregoing, we had a net income of approximately $8.1 million and $7.8 million for the six months ended June 30, 2026 and 2025, respectively.

B. Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, our principal sources of liquidity were cash and cash equivalents of approximately $213.8 million and $242.1 million, respectively. Working capital at June 30, 2026 was approximately $346.7 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all

Substantially all of our cash and cash equivalents as of June 30, 2026 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and variable interest entities (VIEs) in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by CHEER Holdings (“WFOE”), is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange (SAFE). We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

If we experience an adverse operating environment or incurred anticipated capital expenditure requirement, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to our existing shareholders.

Cash Flows

The following table summarizes our cash flows for the peirods indicated. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Six Months Ended June 30, (In U.S. dollars in thousands)
	2026	2025
Net cash (used in) provided by operating activities	$(30,194)	$3,920
Net cash used in investing activities	(23)	-
Net cash used in financing activities	(5,100)	(2,116)
Effect of exchange rate changes	6,999	3,764
Net increase (decrease) in cash and cash equivalents	(28,318)	5,568
Cash and cash equivalents, at beginning of period	242,082	197,660
Cash and cash equivalents, at end of period	$213,764	203,228

We primarily fund our operations from our net revenues, bank loans and equity financing through private placements. For the six months ended June 30, 2026 and 2025, our accounts receivable increased by approximately $24.0 million and $7.7 million, respectively. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. For the six months ended June 30, 2026 and 2025, our prepayments and other current assets increased by approximately $21.0 million and $3.2 million, respectively. The changes were primarily caused by changes in prepayments to our vendors for customer acquisition.

To enhance its proposed growth, we anticipate raising capital through the issuance of equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash used in in operating activities was approximately $30.2 million for the six months ended June 30, 2026, derived mainly from (i) net income of approximately $8.1 million for the six months ended June 30, 2026 adjusted for depreciation and amortization expenses of approximately $4.0 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of approximately $24.0 million in accounts receivable due to delayed payments from one customer, an increase of approximately $21.0 million in prepayments to our vendors because we increased our purchase of AI App which required of repayments, an increase of approximately $1.0 million in accounts payables as a result of increase in purchase, and an increase of approximately $1.7 million in other tax payable.

Net cash provided by in operating activities was approximately $3.9 million for the six months ended June 30, 2025, derived mainly from (i) net income of approximately $7.8 million for the six months ended June 30, 2025 adjusted for depreciation and amortization expenses of approximately $3.2 million and share-based compensation expenses of approximately $3.4 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of approximately $7.7 million in accounts receivable due to delayed payments from one customer, an increase of approximately $3.3 million in prepayments to our vendors because we increased our purchase of content production which required of prepayments, a decrease of approximately $0.6 million in accounts payables as we improved our payment process, and an increase of approximately $1.1 million in other tax payable.

Investing Activities

Net cash used in investing activities was approximately $23,000 for the six months ended June 30, 2026, which was primarily derived from purchase of property and equipment of approximately $22,000 and purchase of intangible assets of approximately $1,000.

For the six months ended June 30, 2025, we did not report cash provided by or used in investing activities.

Financing Activities

Net cash used in financing activities was approximately $5.1 million for the six months ended June 30, 2026, which was primarily derived from repayment of bank loans of approximately $5.1 million.

Net cash used in financing activities was approximately $2.1 million for the six months ended June 30, 2025, which was primarily derived from repayment of bank loans of approximately $9.7 million, partially net off by proceeds of approximately $7.6 million from bank loans.

Please refer to “Notes to Unaudited Condensed Consolidated Financial Statements—Note 9. Bank Loans” for the details of loan terms and interest rates.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Capital Expenditures

Our capital expenditures were approximately $23,000 and $nil for the six months ended June 30, 2026 and 2025,  respectively. In these periods, our capital expenditures were mainly used to purchase property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. For the six months ended June 30, 2026 and 2025, our research and development expenditures were approximately $3.2 million and $2.3 million, respectively. In addition, intangible asset was approximately $42.4 million and $34.7 million as of June 30, 2026 and December 31, 2025, respectively. For the six months ended June 30, 2026 and 2025, we acquired intangible assets of approximately $10.6 million and $0.7 million through settlement of prepayments. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

D. Trend information

S See “A. Operating Results” of this Operating And Financial Review And Prospects and “Item 3.D. Key Information—Risk Factors” of 2025 Form 20-F.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.